1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 17, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Income Strategy Fund II

Files Nos. 333-249436 and 811-21601

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone regarding the Registration Statement on Form N-2 (the “Registration Statement”) of PIMCO Income Strategy Fund II (the “Fund”), which was filed with the SEC on October 9, 2020. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 (“PEA 1”) to the Fund’s Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Comment 1: Please submit the comment response letter in advance of the N-2/A filing.

Response: The Fund will submit the comment response letter in advance of the N-2/A filing.

Comment 2: Please submit the legality of shares opinion to the Staff for review.

Response: The Fund will supplementally submit a draft of the legality of shares opinion to the Staff for review.

Comment 3: The “Portfolio Contents” section on the cover pages of the prospectus states that “The Fund may make use of a variety of other instruments, including collateralized debt obligations, preferred securities, commercial paper, zero-coupon and inflation-indexed bonds, bank certificates of deposit, fixed time deposits and bankers’ acceptances, real estate investment trusts (REITs), bonds, debentures, notes, and other debt securities of U.S. and foreign (non-U.S.)

Anu Dubey November 17, 2020 Page 2

corporate and other issuers; obligations of foreign governments or their sub-divisions, agencies and government sponsored enterprises and obligations of international agencies and supranational entities; municipal securities and other debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises, including taxable municipal securities (such as Build America Bonds); inflation-indexed bonds; structured notes, including hybrid or indexed securities; credit-linked notes; structured credit products; bank loans (including, among others, senior loans, delayed funding loans, revolving credit facilities and loan participations and assignments); preferred securities and convertible debt securities (i.e., debt securities that may be converted at either a stated price or stated rate into underlying shares of common stock), including synthetic convertible debt securities (i.e., instruments created through a combination of separate securities that possess the two principal characteristics of a traditional convertible security, such as an income-producing security and the right to acquire an equity security) and contingent convertible securities.”

The same disclosure appears in the “Portfolio Contents” section of the summary prospectus. Please review the investments listed in this sentence and modify the sentence such that only principal investments of the Fund are disclosed therein. Please move the investments that are not principal investments of the Fund to a different section. Please also review the principal risks in the summary prospectus to ensure that they correspond with the principal investments of the Fund.

Response: We respectfully acknowledge the Staff’s comment. The Fund notes that it has previously revised the referenced disclosure in response to Staff comments and believes that the existing disclosure is appropriate.

Comment 4: There is a reference on page 42 of the SAI to “covenant-lite obligations.” Please confirm whether covenant-lite obligations are part of the Fund’s principal investment strategy. If they are, please add a reference to covenant-lite obligations on the cover page of the filing and disclose the corresponding risks in the prospectus.

Response: The Fund hereby confirms that it has revised the disclosure to include covenant-lite obligations as part of the Fund’s principal investment strategy as well as corresponding risk factors.

Comment 5: The “Portfolio Contents” section on the cover page of the prospectus states that “The Fund may also invest in securities of other investment companies, including, without limit, exchange-traded funds (“ETFs”).” The Staff requests that the Fund consider whether it is required to add a line-item for acquired fund fees and expenses to the annual expenses table if acquired fund fees and expenses are above 0.01%.

Anu Dubey November 17, 2020 Page 3

Response: The Fund will add a line-item for acquired fund fees and expenses to the annual expenses table if acquired fund fees and expenses exceed 0.01%.

Comment 6: The “Leverage” section on the cover page of the prospectus states that “The Fund may also determine to issue other types of preferred shares.” Please confirm whether the Fund has any current intent to issue other preferred shares. If so, please confirm that the costs of the issuance and any other costs of those shares are reflected in the fee table.

Response: The Fund hereby confirms that it does not currently intend to issue other preferred shares.

Comment 7: The “Portfolio Contents” sections of the summary prospectus and the prospectus state that “Upon PIMCO’s recommendation, for temporary defensive purposes and in order to keep the Fund’s cash fully invested, the Fund may deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.” Please disclose with greater specificity when the Fund would take a temporary defensive position.

Response: In response to this comment, the Fund will revise the disclosure as follows:

~~Upon PIMCO’s recommendation~~When PIMCO believes that changes in market, economic, political or other conditions warrant, for temporary defensive purposes and in order to keep the Fund’s cash fully invested, the Fund may deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.

Comment 8: Please supplementally submit a completed fee table and expense example.

Response: The Fund has supplementally provided the fee table and expense example as an exhibit to this correspondence filing.

Comment 9: Please revise the “Financial Statements” section of the SAI to include hyperlinks to the Fund’s annual report.

Response: The disclosure has been revised accordingly.

Comment 10: Please confirm receipt of a letter of confirmation from FINRA or confirm that the Fund is exempt from filing with FINRA.

Anu Dubey November 17, 2020 Page 4

Response: The Fund is exempt from filing with FINRA. The Fund notes that the Fund is entitled to rely on the exemption in FINRA Rule 5110(h)(1)(A), which provides that an issuer is not required to file with FINRA the registration statement and underwriting agreement, among other documents relating to an offering of the issuer’s securities, if the issuer has unsecured, non-convertible, investment-grade preferred shares outstanding.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Nathan Briggs, Ropes & Gray LLP